UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

                   National Energy Group, Inc.
                        (Name of Issuer)

         Class A Common Stock, Par Value $.01 Per Share
                 (Title of Class of Securities)

                           163581 21 0
                         (CUSIP Number)

                       Marc Weitzen, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 20th Floor
                    New York, New York 10036
                         (212) 626-0800

- -----------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         August 29, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  //.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D

CUSIP No.  163581 21 0

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          High River Limited Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) /x/
                                                            (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
               WC; AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                     //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               8,212,544

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               8,212,544

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               8,212,544

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
               //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               21.3%

14   TYPE OF REPORTING PERSON*
               PN
                              SCHEDULE 13D
CUSIP No.  163581 21 0

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Riverdale LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) /x/
                                                            (b) //
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC; AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                          //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               8,212,544

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               8,212,544

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               8,212,544

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
               //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               21.3%

14   TYPE OF REPORTING PERSON*
               CO
                              SCHEDULE 13D
CUSIP No.  163581 21 0

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Carl C. Icahn

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) /x/
                                                                 (b) //
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                          //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               8,212,544

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               8,212,544

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               8,212,544

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
               //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               21.3%

14   TYPE OF REPORTING PERSON*
               IN
                              SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER

          This Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on July 27, 1995, by High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale Investors Corp. Inc., a Delaware corporation ("Riverdale") and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants") amended on July 22, 1996 and August 9, 1996, is further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the original Schedule 13D previously filed by the Registrants.

ITEM 2.   IDENTITY AND BACKGROUND

          On August 16, 1996, Riverdale LLC became a successor-in-interest to Riverdale Investors Corp., Inc.

          Item 2 is hereby amended as follows:

          (i) by deleting the words "Riverdale Investors Corp. Inc." in the third line of the first paragraph and inserting the words "Riverdale LLC, a New York limited liability company" in place thereof; and

          (ii) by deleting the second sentence of the third paragraph and inserting the following sentence in place thereof: "Riverdale is primarily engaged in the business of investing in securities, including interests in real estate limited partnerships."

          Schedule A is hereby deleted in its entirety and replaced by
Schedule I attached hereto.

ITEM 4.   PURPOSE OF TRANSACTION

          Item 4 is hereby amended by adding the following sentence:

          Mr. Robert J. Mitchell, Vice President and Treasurer of
Riverdale, has been appointed a director of the Issuer as the representative of the Registrant.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is hereby amended by deleting the first paragraph and inserting the following in place thereof:

          As of the close of business on August 29, 1996, Registrants may be deemed to beneficially own in the aggregate 8,212,544 shares of common stock, par value $.01 per share, of the Issuer (the "NEG Common Stock"), representing approximately 21.3% of the Issuer's outstanding shares (based upon the number of shares reported to be outstanding in footnote
(2) of the section entitled Security Ownership of Certain Beneficial Owners and Management of NEG in Amendment No. 1 to Form S-4 Registration Statement of the Issuer filed with the Securities and Exchange Commission on August 7, 1996, and the number of shares of NEG Common Stock into which the Warrants and the Preferred Stock described in Item 6 are convertible). Registrants have direct beneficial ownership of the Common Stock as follows:

                    Number of Shares         Approximate Percentage of
Name                of NEG Common Stock      Outstanding Shares

High River          8,212,544                21.3%


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is hereby amended by adding the following:

          On August 29, 1996, Alexander Energy Corporation, an Oklahoma corporation ("Alexander") merged with and into NEG-OK, Inc., a wholly-owned subsidiary of the Issuer (the "Merger"). The Purchaser owned 1,193,000 shares of common stock of Alexander (the "Alexander Common Stock") prior to the Merger which pursuant to the Merger were converted into 2,082,100 shares of NEG Common Stock.

          On August 29, 1996, High River also acquired from the Issuer for a purchase price of $10,000,000 (i) 100,000 shares of the Company's Convertible Preferred Stock, Series D (the "Preferred Stock"), which are convertible into 4,444,444 shares of NEG Common Stock and (ii) warrants to purchase 700,000 shares of NEG Common Stock at $2.50 per share (the "Warrants").

                              SIGNATURES
                              ----------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: September 4, 1996


                              HIGH RIVER LIMITED PARTNERSHIP

                              By:  RIVERDALE LLC
                              Its: General Partner



                              By:  /s/ EDWARD E. MATTNER
                                   Edward E. Mattner
                              Its: President



                              RIVERDALE LLC

                              By:  /s/ EDWARD E. MATTNER
                                   Edward E. Mattner
                              Its: President



                              By: /s/ CARL C. ICAHN
                                  Carl C. Icahn






[Signature Page of Schedule 13D Amendment No. 3 with respect to National Energy Group, Inc.]
                               Schedule I


     Set forth below are the name and position of the controlling member and each executive officer/manager of Riverdale LLC ("Riverdale"). The business address of each of the controlling member and each executive officer/manager of Riverdale is 114 W. 47th Street, New York, New York 10036. The controlling member and each executive officer/manager of Riverdale are each citizens of the United States of America.


Name                                    Position
Carl C. Icahn                           Member (Riverdale)
Edward E. Mattner                       President/Manager (Riverdale)
Robert J. Mitchell                      Vice President and
                                         Treasurer/Manager (Riverdale)


The following sets forth the (a) name, (b) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted and (c) material occupations, positions, offices or employments during the last five years, giving the starting and ending dates of each and the name, principal business and address of any business corporation or other organization in which such occupation, position, office or employment was carried on, of the controlling member and each executive officer/manager of Riverdale.


Name           Principal Occupations for the Last Five Years
- ----           ---------------------------------------------

Carl C. Icahn  Mr. Icahn's present principal occupation is acting as
               President and a Director of Icahn Holding Corporation, a Delaware corporation ("IHC") and Chairman of the Board and a Director of various of IHC's subsidiaries, including ACF Industries, Incorporated, a New Jersey corporation ("ACF"). IHC is primarily engaged in the business of holding, either directly or through subsidiaries, a majority of the common stock of ACF and its address is 100 South Bedford Road, Mount Kisco, N.Y. 10549. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars and its address is 3301 Rider Trail South, Earth City, Missouri 63045. Mr. Icahn has been President and a Director of IHC since August 1982 and has been a director of ACF since June 1984 and Chairman of the Board of ACF since October 1984. Mr. Icahn also maintains similar positions with various of ACF's affiliates, including: (i) since 1968, Mr. Icahn has been Chairman of the Board, President and a Director of Icahn & Co., Inc., a Delaware corporation (collectively with its predecessor companies by merger, ("Icahn & Co."), which is a registered broker-dealer and a member firm of the New York Stock Exchange, Inc. and whose address is 1 Wall Street Court, New York, N.Y. 10005; (ii) since November 1990, Mr. Icahn has been Chairman of the Board and a Director of American Property Investors, Inc., a Delaware corporation ("API") which is primarily engaged in the business of acting as general partner of American Real Estate Partners, L.P., and whose address is 90 South Bedford Road, Mount Kisco, N.Y. 10549; and (iii) from 1986 until January 1993, when he resigned, Mr. Icahn was a Director and Chairman of the Board of Trans World Airlines, Inc. ("TWA"), whose address is One City Centre, 515 N. Sixth Street, St. Louis, Missouri 63101. Since June 1993, Mr. Icahn has also served as a Director of Astrum International Corp., a Delaware holding company ("Astrum") whose principal subsidiaries are Samsonite Corporation, a manufacturer and distributor of luggage, Culligan International Company, a manufacturer of water purification and treatment equipment and McGregor Corporation, a manufacturer and distributor of apparel products and a licensor of apparel brand names. Astrum's address is 40301 Fisher Island Drive, Fisher Island, Florida 33129.

Edward E. Mattner   Mr. Mattner's present principal occupation is acting
                    as a securities trader for various affiliates of Mr.
                    Icahn.  Mr. Mattner has served in this capacity since
                    May 1976.

Robert J. Mitchell  Mr. Mitchell's present principal occupation is acting as Senior Vice President Finance of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars and its address is 3301 Rider Trail South, Earth City, Missouri 63045. Mr. Mitchell has served as Executive Vice President Finance since March 1995 and also served as Secretary of ACF since August 1993, Treasurer from December 1984 to March 1995 and Assistant Secretary from September 1986 to August 1993. Mr. Mitchell has also served as Treasurer (since May 1988) and Chief Financial Officer (since March 1995) of American Railcar Industries, Inc., a subsidiary of ACF which is primarily engaged in the business of repairing, refurbishing, painting and maintaining railcars and in manufacturing and selling parts for railcars and other industrial purposes. The address of American Railcar Industries, Inc. is 3301 Rider Trail South, Earth City, Missouri 63045. Mr. Mitchell became the Treasurer of TWA, whose address is One City Centre, 515 N. Sixth Street, St. Louis, Missouri 63101, in 1987 and held that position until he resigned, effective as of January 5, 1993. From March 1982 until November 1984, Mr. Mitchell was a Vice President-Department Head of National Westminster Bank, USA, located at 175 Water Street, New York, N.Y. 10038.